Clarient, Inc.
31 Columbia
Aliso Viejo, CA 92656

January 11, 2011

VIA FACSIMILE (703) 813-6963 AND EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Mr. John Reynolds

Re:	Clarient, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Definitive Schedule 14A
Filed April 23, 2010
File No. 000-022677
Responses to SEC Staff comments made by letter dated December 30, 2010

Dear Mr. Reynolds:

On behalf of Clarient, Inc., this letter is to request an extension to respond to your letter dated December 30, 2010 (the “Comment Letter”). Your letter requested a response by January 13, 2011. As discussed today with a member of your staff, Ms. Susann Reilly, we respectfully request an extension to respond to the Comment Letter by January 21, 2011, for the purpose of allowing us adequate time to prepare our responses and complete internal review prior to submission.

If you have any questions or require additional information, please do not hesitate to contact me at (949) 425-5815.

Sincerely,

/s/ RONALD A. ANDREWS
Ronald A. Andrews
Chief Executive Officer

cc:	Melinda Griffith, Esq.
Michael Rodriguez
Mark Nance, Esq.